July 27, 2010

Office of the Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7561

Re:  Baby Fox International Inc.

Dear Sirs:

We were informed that we were dismissed as the independent registered public accountants for Baby Fox International Inc. and are in agreement with the statements contained in paragraph one, the first sentence of paragraph two, paragraphs three, four and five in section “EXPERTS” in this Amended S-1 dated July 27, 2010 related to our firm. We have no basis to agree or disagree with the other statements made therein.

/s/Paritz & Company, P.A.

Hackensack, New Jeresey